UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 1 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 1 September 2026: Short form announcement: Audited financial results for the year ended 30 June 2026

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

SHORT FORM ANNOUNCEMENT: AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2026

Sasol released its operating and financial results for the year ended 30 June 2026.

Highlights:

- Adjusted EBITDA of R61 billion up 17%, driven by a combination of management actions and a more supportive macroeconomic environment during the last quarter of the financial year
- Sales volumes increased by 4% compared to the prior year, through improved operational performance
- Cash fixed costs remained flat compared to prior year, through continued delivery of cost saving initiatives
- Basic earnings per share (EPS) of R18,99 per share, 79% higher than prior year and Headline earnings per share (HEPS) of R38,31 per share, 9% higher than prior year
- Disciplined capital spend of R21 billion, 18% lower than prior year
- Free cash flow decreased by 5% to R11,9 billion, impacted by elevated working capital and once-off Transnet SOC Limited net settlement after tax of R3,1 billion, received in the prior year
- Net debt excluding leases reduced by 11% to US$3,3 billion, with deleveraging prioritised until the net debt target of sustainably below US$3 billion is achieved
- Strong liquidity position of ~US$5 billion, ensuring financial resilience

Statement by Simon Baloyi, President and Chief Executive Officer of Sasol:

"2026 was a decisive year of delivery against the commitments we set out at our Capital Markets Day (CMD), as we met or exceeded our commitments across all our production and sales metrics. We strengthened the foundation business, continued to build resilience and created a stronger platform for future growth and transformation.

The importance of domestic supply of both energy and chemical products and Sasol's role in delivering it was reinforced in the fourth quarter of the financial year following the commencement of the conflict in the Middle East (ME) and associated closure of the Strait of Hormuz. We responded by sustaining uninterrupted operations and leveraging our integrated value chain to ensure reliable product supply to customers, while maintaining cost and capital discipline to convert improving market conditions into stronger financial results.

Safety remains our foremost priority. Tragically, we lost two colleagues during the year. While we saw encouraging improvements in several key safety indicators, we remain unwavering in our

commitment to strengthen our safety culture and ensure everyone returns home safely.
In Southern Africa, Secunda Operations achieved its highest annual production in five years and exceeded market guidance. This was supported by improved coal quality following the successful implementation of the destoning plant and higher overall equipment availability. These improvements, together with the fourth quarter macroeconomic tailwinds, contributed to a lower oil break-even price.

In International Chemicals, the reset strategy continued to improve the competitiveness of the portfolio, helping to offset the challenging market conditions experienced for most of the year, including lower US ethylene margins and continued muted market demand. Supported by stronger markets in the fourth quarter, US$ Adjusted EBITDA increased by 47% compared to the prior year.

Capital expenditure was 18% lower than the prior year, mainly due to the conclusion of major gas and environmental compliance projects, together with the absence of the Secunda shutdown in the financial year and ongoing capital optimisation initiatives. Net working capital was higher than target, driven by elevated pricing following the ME conflict and fuels inventory build.

Overall, management actions and the more supportive macroeconomic environment during the fourth quarter of the financial year translated into robust cash generation and further balance sheet strengthening. We delivered on our 2026 net debt target of below US$3,7 billion, reducing net debt by 11% to US$3,3 billion. We extended our debt maturity profile through refinancing initiatives, and maintained a strong liquidity position throughout the year while using our strategic hedging program to manage risk.

This progress has increased our financial resilience, as we progress towards achieving our net debt target of below US$3 billion on a sustainable basis before the resumption of dividends.

We also continued to advance our Grow and Transform agenda. During the year, a further 330 MW of renewable energy came online, increasing renewable energy in operation to more than 500 MW, while total secured renewable energy increased to more than 1 350 MW through our power purchase agreements.

The progress achieved during 2026 demonstrates that, while there is still more work to do, consistent execution against our CMD commitments is building a stronger, more competitive and resilient Sasol, better positioned to deliver sustainable shareholder returns."

Financial performance

Sasol closed the financial year with strong momentum. Improved operational performance, strict cost management and disciplined capital allocation created operating leverage across the business, positioning Sasol to convert improved market conditions in the latter part of the year into stronger earnings and further balance sheet strengthening.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) of R61 billion was 17% higher than the prior year. This performance was driven by a combination of management actions and a more supportive macroeconomic environment during the final quarter of the financial year. This included a 4% increase in sales volumes associated with improved production, a 7% increase in the average US$ per barrel Brent crude oil price, and a more than 100% increase in refining margins, following improved fuel differentials. The increase was partially offset by a 7% stronger average Rand/US$ exchange rate and the once-off Transnet SOC Limited settlement of R5,5 billion, received in the prior year.

Cost containment remains one of our key focus areas. Cash fixed costs were maintained at R70 billion for the third year in a row, with cost inflation offset by continued cost optimisation initiatives.

Earnings before interest and tax (EBIT) of R25,7 billion was 37% higher than the prior year due to the abovementioned reasons, and was further impacted by non-cash remeasurement items including impairments of R16,8 billion compared to R20,7 billion in the prior year, and unrealised losses of R1,1 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts compared to unrealised gains of R2 billion in the prior year.

Total impairments of R16,8 billion mainly related to the Secunda liquid fuels refinery cash generating unit (CGU) (R7,7 billion), the Polyethylene CGU (R3,7 billion) and the Production Sharing Agreement development in Mozambique (R3,8 billion). While management actions improved the recoverable amount of the Secunda CGU, these benefits were offset by the stronger forecast Rand/US$ exchange rate. We remain focused on progressing initiatives further to enable the benefits to be incorporated in the impairment calculations.

As a result of the above, EPS increased by 79% to R18,99 per share and HEPS increased by 9% to R38,31 per share compared to the prior year.

Net working capital as a percentage of turnover for the year, increased to 18,3% (16,6% on a 6-month annualised basis), above our guidance range of 15,5% - 16,5%. This was driven by higher pricing in the fourth quarter of 2026, the impact of utilising Prax shareholding capacity at Natref and higher fuels volumes at year end. These volumes will, however, support planned shutdowns early in 2027. Improving working capital remains a key priority and represents a significant opportunity to strengthen cash conversion over the coming year.

Capital expenditure of R21 billion was 18% lower than the prior year, mainly due to the conclusion of major feedstock gas and environmental compliance projects, together with the absence of the Secunda Operation shutdown in the financial year.

Cash flow from operations of R56,7 billion increased 22%, reflecting the stronger operational performance. Free cash flow (FCF) of R11,9 billion declined 5% compared to the prior year, despite higher earnings and lower capital expenditure, mainly as a result of the higher afore-mentioned year-end working capital. Excluding the Transnet SOC Limited net cash settlement (after tax) received in the prior year, FCF improved 26%.

Net debt (excluding leases) reduced by 11% to US$3,3 billion compared to US$3,7 billion in the prior year, and below our guidance of less than US$3,7 billion, reflecting continued cash generation and disciplined capital allocation. Total debt also decreased from US$5,8 billion (R103,3 billion) to US$5,7 billion (R93,9 billion), while liquidity remained strong at US$5 billion, providing sufficient financial resilience.

During the year, we further optimised our debt maturity profile through the successful issuance of both a 5-year R5,3 billion floating rate bond in exchange for US$300 million and a US$750 million bond maturing in 2033, together with the partial repayment of our 2028 and 2029 bond maturities, resulting in a debt neutral transaction. This materially extended our debt maturity profile, further reduced near-term refinancing risk and improved the regional mix of our debt to better match the underlying cash generation of our assets.

Our proactive hedging programme continues to mitigate the volatility arising from oil price and exchange rate movements. Our strategy is to provide downside protection while retaining upside participation and managing hedging costs. The 2027 oil hedging programme is complete, while the 2027 ZAR/USD hedging programme remains underway.

Key metrics	2026	2025	Change %
Turnover	**272 118**	249 096	9
Adjusted EBITDA (R million)[1]	**60 705**	51 764	17
EBIT (R million)	**25 690**	18 819	37
Basic earnings per share (Rand)	**18,99**	10,60	79
Headline earnings per share (Rand)	**38,31**	35,13	9
Capital expenditure (R million)	**20 872**	25 413	(18)
Free cash flow[2] (R million)	**11 889**	12 558	(5)
Net debt (excluding leases)[3] (R million)	**53 419**	64 889	18

1 Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.
2 Free cash flow is defined as cash available from operating activities less first order capital and related capital accruals.
3 The net debt calculation has been updated to exclude equity accounted joint venture net debt.

Net asset value	2026	2025	Change %
Total assets (R million)	363 818	359 555	1
Total liabilities (R million)	193 784	201 944	(4)
Total equity (R million)	**170 034**	**157 611**	**8**

Turnover			EBIT/(LBIT)[1]	
2026	2025		2026	2025
R million	R million		R million	R million
		Southern Africa Energy and Chemicals		
29 309	30 373	Mining	**3 714**	3 954
12 300	13 133	Gas	**1 212**	3 048
125 274	98 419	Fuels	**19 903**	5 222
62 527	63 528	Chemicals Africa	**(3 339)**	5 009
		International Chemicals		
40 883	38 703	America	**4 097**	1 666
42 324	42 571	Eurasia	**1 485**	(1 211)
-	-	**Business Support**	**(1 382)**	1 131
312 617	286 727	**Group performance**	**25 690**	18 819
(40 499)	(37 631)	Intersegmental turnover		
272 118	249 096	**External turnover**		

1 Loss before interest and tax

Dividend

The Company's dividend policy provides for the distribution of 30% of free cash flow, subject to net debt (excluding leases) being sustainably below US$3 billion. Although net debt reduced to US$3,3 billion at 30 June 2026, it remained above this threshold. Accordingly, the Sasol Limited board of directors did not declare a final dividend.

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's Annual Financial Statements for the year ended 30 June 2026 (the Annual Financial Statements). The Annual Financial Statements have been audited by Sasol's external auditors, KPMG, who expressed an unmodified opinion thereon. Financial figures in this announcement have been correctly extracted from the audited Annual Financial Statements. The information in this announcement has not been audited and reported on by Sasol Limited's external auditors.

Any investment decision should also take into consideration the information contained in the Annual Financial Statements, published on SENS on 1 September 2026, via the JSE cloudlink. The Annual Financial Statements, including KPMG's unmodified opinion, are available through a secure electronic manner at the election of the person requesting inspection, and have been published and can be found on the company's website, https://www.sasol.com/investor-centre/financial results, and can also be viewed on the JSE cloudlink, https://senspdf.jse.co.za/documents/2026/JSE/ISSE/SOL/FY26Result.pdf

Important information

Sasol will present its 2026 financial results on Tuesday, 1 September 2026 at 11:00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol01092026
or via teleconference call link: choruscall.it

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/investor-centre/financial-results.

1 September 2026

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil,

natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed after 12:00 SAST (South African Standard Time) on 1 September 2026 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 September 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary